UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549 Form 40-8B25

APPLICATION FOR EXTENSION OF TIME

811-07963

Investment Company Act File Number

Nysa Series Trust

(exact name of registrant as specified in its charter)

Massachusetts                                            16-1517067

(State or other jurisdiction of                    (I.R.S. Employer Identification No.) incorporation or organization)

                          507 Plum St, Ste 120 Syracuse, NY

                            13204

         (Address of principal executive offices)                     (Zip Code)

PART I

Rule 30e-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), requires that a registered management investment company transmit to shareholders of record, at least semi-annually, a report containing the information required to be included in such reports by the company's registration form under the 1940 Act, which shall be transmitted to shareholders within 60 days after the close of the period for which such report is being made. Rule 30b2-1 under the 1940 Act requires that a registered management investment company file a report on Form N-CSR not later than 10 days after the transmission to shareholders of any report that is required to be transmitted to shareholders under Rule 30e-1. The Registrant's most recent fiscal year ended on March 31, 2020.

The Registrant filed Form 12b-25 under the Securities Exchange Act of 1934 on June 12, 2020 in order to obtain the 15-day extension provided by that Rule. The Registrant  was not able to complete the scheduled audit of the Registrant's financial statements for the year ended March 31, 2020 prior to June 14, 2020, due to the Registrant’s independent auditor, Sanville & Co., resigning on April 23, 2020. The Registrant's Board of Trustees, including its Audit Committee, has been diligently working with management to find another auditor to replace Sanville & Co. As of this filing, the Fund has received a proposal from another independent auditing firm to conduct the audit for fiscal year 2020, but the audit will not be complete as of a date necessary for the Registrant to meet its current filing obligations. Accordingly, it is not possible for the Registrant to transmit to shareholders its annual shareholder report for the period ended March 31, 2020 (the "Annual Report") or to file Form N-CSR for the period ended March 31, 2020 (the "Form N-CSR") within the prescribed timeframes.

Rule 8b-25 under the 1940 Act permits a registered management investment company to file an application for an extension of time if it is impractical to furnish a required report. In light of the facts and circumstances described above, it was impractical for the Registrant to transmit the Annual Report to Shareholders by June 14, 2020 and to file Form N-CSR by June 24, 2020. The Registrant respectfully requests that the date for transmission of the Annual Report to Shareholders be extended to August 13, 2020, and the date for filing Form N-CSR be extended to August 23, 2020.

The Registrant believes that the requested relief is consistent with the policies and purposes of the 1940 Act as well as the protection of investors. The Registrant will adhere to the following requirements as a condition to the relief requested hereby:

1.

The Fund will cease offering shares to the public under its current registration statement until its audited financial statements are available and have been filed with the SEC; and

2.

The Fund has placed a copy of its unaudited financial statements for the year ending March 31, 2020 on its website, clearly marked to show their unaudited nature, and has included a note to shareholders on the landing page for its web site explaining the circumstances which led to the financial statements not yet having been audited.

PART II
OTHER INFORMATION

Name and telephone number of person to contact with respect to this notification:

Benjamin R. Quilty

507 Plum St, Ste 120
Syracuse, NY 13204
(315) 251-1101

SIGNATURES

The Registrant has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized.

NYSA Series Trust

By:   ___/s/ Robert Cuculich

Date: July 8, 2020